FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

1st Quarter 2008

  In Mexico, telecommunications prices will continue to decrease substantially as a result of technological advances, competition and the convergence of networks. The country should strive to make telecommunications products a universal service and encourage the evolution from partial voice and video solutions to integrated convergent services. This process supports the development of communities and generates a multiplying effect in the country's economy that benefits consumers and society.

  Given the declarations and often confusing information disseminated by competitors, it is important to clarify that for the past 18 years, TELMEX has participated in a sector that has been open to competition in every market where the company operates, except in the case of long distance services where competition began more than 11 years ago.

Mexican Telecommunications Market - March 2008
	Subscribers		Annual Revenues
Type of service			Amount
	Number	Market share	(billion dollars)	Market share
Mobile Telephony	69.5 million	71.1%	17.0	55.0%
Fixed Telephony
TELMEX	17.8 million	18.2%	9.6	31.1%
Other operators*	3.9 million	4.0%	2.3	7.4%
Video (includes cable TV and	6.5 million	6.7%	2.0	6.5%
satellite services)
Total	97.7 million	100.0%	30.9	100.0%

*Includes fixed telephony services provided by wireless oeprators.

Participants in the Mexican Fixed Telephony Market - March 2008

	Subscribers of the participants		Fixed telephony services
Type of service
	Number	Market share	Number	Market share
Fixed Telephony
TELMEX	17.8 million	63.1%	17.8 million	80.9%
Other operators*	3.9 million	13.8%	3.9 million	17.7%
Video (includes cable TV and	6.5 million	23.1%	0.3 million	1.4%
satellite services)
Total	28.2 million	100.0%	22.0 million	100.0%

*Includes fixed telephony services provided by wireless operators.
Source: TELMEX estimates

  It is important to note that all cable TV operators currently are able to offer voice and data services to their video customers. In order for complete convergence to exist in the country, it is important that all foreign and domestic telecommunications operators be allowed to participate in this market to benefit consumers in every market segment.

  TELMEX's fixed line market share is 80.9% with a total of 17.8 million lines, of which approximately 10.5 million lines are in areas that appeal to competitors and where they have presence. The remaining 7.3 million lines are in areas that hold no interest for competitors. In the first quarter, the lines without competition generated revenues of 5.072 billion pesos and an operating loss of 534 million pesos.

  Growth of broadband Infinitum services has been supported by computer sales, which has increased revenues of Tiendas TELMEX (TELMEX stores). The lack of computers significantly limits growth of broadband services in Mexico since 4 out of 5 homes do not have a computer. In homes with computers, approximately 80% have Internet access. TELMEX will continue to sell computers in installments with preferred terms in order to drive the digital culture in the country.

  In the first quarter, total revenues were 31.1 billion pesos, 5.5% lower than the same period of the previous year. These results reflected decreases of 9.4% and 8.6% in local and long distance revenues, respectively, and increases of 10.1% in corporate networks revenues and 8.4% in Internet access revenues.

  EBITDA (1) totaled 15.2 billion pesos, 7.7% lower than the first quarter of the previous year. Operating income totaled 10.6 billion pesos, 10.2% lower than last year's first quarter.

  Majority net income from continuing operations in the quarter totaled 5.6 billion pesos, 26.7% lower than the same period of last year. In the first quarter, earnings per share were 29 Mexican cents, a decrease of 23.7%, and earnings per ADR (2) were 55 US cents, a decrease of 17.9%, compared with the first quarter of 2007.

  At March 31, net debt (3) increased the equivalent of 752 million dollars to a total of 7.957 billion dollars compared with March 31, 2007.

  Capital expenditures (Capex) were equivalent to 108 million dollars for the quarter. Share repurchases totaled 4.693 billion pesos during the first quarter.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Recent Events

TELMEX Calls for Shareholders' Meetings

On March 12, 2008, the Board of Directors passed resolutions calling for series "L" Special and Annual Shareholders' Meetings to be held on April 25, 2008, in order to discuss, among other matters, the following proposals: to appoint the members of the Board of Directors pertaining to Series "L" shares and to declare a cash dividend of $0.40 Mexican pesos per outstanding share (excluding the cash dividend which Telmex Internacional, S.A.B. de C.V. may approve) in four equal payments of $0.10 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments are proposed to be made in México on June 19, 2008, September 18, 2008, December 18, 2008, and March 26, 2009.

Additionally, the Board of Directors of Telmex Internacional, S.A.B. de C.V. will propose to the Shareholders' Meeting a cash dividend of $0.15 Mexican pesos per outstanding share, resulting from the net tax profit account. The proposed dividend payment will be effective when Telmex Internacional, S.A.B. de C.V. shares have been distributed to shareholders as a result of the escisión, approved by Telmex's Extraordinary Shareholders' Meeting held on December 21, 2007, and such shares begin to trade on the several stock markets.

For information purposes, and notwithstanding that the escisión of Telmex Internacional S.A.B. de C.V. has been fully effective, it is noted that the sum of both proposed cash dividend payments would be equal to $0.55 Mexican pesos per TELMEX outstanding share, before the distribution of shares issued by Telmex Internacional S.A.B. de C.V. takes place.

Relevant figures
(2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31,
2007 unless otherwise indicated)
					%
		1Q2008		1Q2007	Inc.

Revenues	Ps.	31,122	Ps.	32,943	(5.5)
EBITDA (1)		15,151		16,413	(7.7)
EBITDA margin (%)		48.7		49.8	(1.1)
Operating income		10,630		11,842	(10.2)
Operating margin (%)		34.2		35.9	(1.7)
Majority income from continuing operations		5,574		7,601	(26.7)
Earnings per share (pesos)		0.29		0.38	(23.7)
Earnings per ADR (dollars) (2)		0.55		0.67	(17.9)
Outstanding shares (millions)		19,111		19,870	(3.8)
Equivalent ADRs (millions) (2)		956		994	(3.8)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Mexico Operating Results

						% Inc. vs.
	1Q 2008	4Q 2007	3Q 2007	2Q 2007	1Q 2007	1Q 2007

Lines in service (thousand units)	17,795	17,800	18,157	18,202	18,284	(2.7)

Local traffic (million units)
Local calls	5,820	5,995	6,324	6,295	6,278	(7.3)
Interconnection minutes (A) (B)	11,364	11,476	11,678	11,373	10,833	4.9

Long distance traffic (million minutes)
Domestic long distance (A)	4,702	4,574	4,632	4,599	4,470	5.2
International long distance
(incoming and outgoing) (B)	2,093	2,228	2,392	2,445	2,465	(15.1)

Billed line equivalents 64kbps (thousands)	3,093	2,715	2,598	2,484	2,347	31.8
Internet (thousands)	3,648	3,320	3,147	2,923	2,784	31.1
Prodigy (Dial-up)	332	396	470	542	657	(49.4)
Infinitum (ADSL)	3,316	2,925	2,677	2,381	2,127	55.9

(A) Includes domestic long distance calling party pays traffic
(B) Includes international long distance calling party pays traffic

Operating Results

Lines in service and local traffic

At the end of the first quarter, there were 17.8 million lines in service, a level similar to that of December 2007. The activation of lines driven by new service packages offset the increase in the competition's activity in the most attractive segments of the market. The flat number of lines also reflected growth in broadband services that in some cases represent substitutions for conventional lines.

During the first quarter, local traffic decreased 7.3% compared with the same period in 2007, with a total of 5.820 billion local calls. Local traffic volume continues to be affected by competition from local and mobile telephony. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance

Domestic long distance (DLD) traffic increased 5.2% compared with last year's first quarter, totaling 4.702 billion minutes, due to the increase of packages that include DLD minutes and to the increase in traffic from mobile operators, offset by the decrease in termination traffic with other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 11.2% compared with last year's first quarter, totaling 531 million minutes due to more traffic from mobile operators. Incoming international long distance traffic decreased 21.4% compared with the same period of the previous year, totaling 1.563 billion minutes. The incoming-outgoing ratio was 2.9x.

Interconnection

In the first quarter, interconnection traffic increased 4.9% compared with the first quarter of the previous year, totaling 11.364 billion minutes. Calling party pays traffic decreased 4.5% as a result of the decrease in international calling party pays traffic due to bypass from other operators. Interconnection traffic with local, long distance and mobile telephony operators increased 8.2%.

Internet access and corporate networks

At March 31, 2008 TELMEX had 3.6 million Internet access services, of which 3.3 million are broadband Infinitum. In the quarter, there was a gain of 391 thousand Infinitum accounts, 28.6% higher than the gain in last year's first quarter. TELMEX's initiatives to grow Infinitum contribute to increased Internet access in Mexico, where 13% of homes now have access to broadband.

Growth of broadband Infinitum services has been supported by computer sales, which has increased revenues of Tiendas TELMEX (TELMEX stores). The lack of computers significantly limits growth of broadband services in Mexico since 4 out of 5 homes do not have a computer. In homes with computers, approximately 80% have Internet access. TELMEX will continue to sell computers in installments with preferred terms in order to drive the digital culture in the country.

Subscriptions to multiservice packages that offer broadband access service along with different voice services at competitive prices increased 18.9% compared with last year's first quarter. As part of this strategy, in February 2008 we launched the "Paquete Acerques," a package that costs 599 pesos per month, VAT included, for monthly rent, broadband Infinitum service, unlimited DLD calls, 200 local calls and digital services.

In the corporate market, billed line equivalents for data transmission increased 31.8% compared with the first quarter of 2007, bringing the total to 3.1 million line equivalents of 64 Kbps.

Financial Results

The following financial information of 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the first quarter, revenues from the operations in Mexico totaled 31.122 billion pesos, a decrease of 5.5% compared with the same period of the previous year. This result was due to decreases of 9.4% and 8.6% in local and long distance services, respectively, as well as the decrease of 13.8% in interconnection revenues resulting from lower traffic volume and the decline of 9.5% in the calling party pays rate. On the other hand, corporate networks revenues increased 10.1%, Internet access service revenues 8.4% and other revenues 30.2%, which includes revenues from Tiendas TELMEX (TELMEX stores).

Local: Local revenues totaled 12.693 billion pesos in the first quarter, a decrease of 9.4% compared with the first quarter of 2007 due to the 9.8% reduction in real terms of revenue per local billed call, to the decrease of traffic due to competition from both mobile telephony and other fixed telephony operators, and to the migration of dial-up Internet access to broadband services.

DLD: DLD revenues totaled 4.144 billion pesos in the first quarter, 5% lower than the first quarter of 2007. The 5.2% increase in traffic was not enough to offset the 9.2% decrease in average revenue per minute.

ILD: In the first quarter, ILD revenues totaled 2.095 billion pesos, a decrease of 14.9% compared with the first quarter of the previous year. Revenues from outgoing traffic declined 8.5% to 1.412 billion pesos compared with the first quarter of 2007 due to the 15.5% decrease in the average revenue per minute, partially offset by the 11.2% increase in outgoing ILD traffic. Incoming international long distance revenues totaled 683 million pesos, a decrease of 25.6% compared with the first quarter of 2007, reflecting the decrease of 21.4% in incoming traffic.

Interconnection: In the first quarter, interconnection revenues decreased 13.8% to 4.791 billion pesos compared with the same period of 2007, mainly due to the decrease of 9.5% in the calling party pays rate and the 4.5% decline in calling party pays traffic.

Corporate networks: In the first quarter, revenues from services related to data transmission through private and managed networks totaled 2.987 billion pesos, 10.1% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services, which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the first quarter totaled 2.920 billion pesos, 8.4% higher than last year's first quarter due to the increase of 55.9% in broadband services but also reflecting the price reduction in broadband Infinitum services (ADSL) that took effect in April 2007.

Costs and expenses: In the first quarter, total costs and expenses were 20.492 billion pesos, a decrease of 2.9% compared with the first quarter of 2007. This decrease was mainly due to higher costs of telephone handsets and equipment for customers, offset by the 12.3% decrease in the amount paid to mobile operators for calling party pays services and for initiatives carried out to optimize resource use.

Cost of sales and services: In the first quarter, cost of sales and services increased 2.3% compared with the same period of 2007, totaling 7.839 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales.

Commercial, administrative and general: In the quarter, commercial, administrative and general expenses totaled 4.731 billion pesos, 2.4% higher than last year's first quarter mainly due to commissions related to higher sales, partially offset by initiatives to optimize resource use.

Transport and interconnection: In the first quarter, transport and interconnection costs totaled 3.401 billion pesos, a decrease of 20% compared with the same period of 2007 as a result of the 12.3% decrease in the amount paid to mobile telephony operators for local calling party pays service and the decrease of 32.4% in international calling party pays traffic.

Depreciation and amortization: In the quarter, depreciation and amortization decreased 1.1% to 4.521 billion pesos due to a lower impact from the update of the value of fixed assets. .

EBITDA (1) and operating income: EBITDA (1) totaled 15.151 billion pesos in the first quarter, a decrease 7.7% compared with the same period of last year. The EBITDA margin was 48.7%. Operating income totaled 10.630 billion pesos in the first quarter and the operating margin was 34.2%.

Comprehensive financing result: Comprehensive financing cost produced a charge of 2.567 billion pesos in the quarter. This resulted from: i) a net interest charge of 2.053 billion pesos, 54.8% higher than the same period of 2007, due to recognition of the market value of interest rate swaps and the increase in the level of indebtedness, ii) a net exchange loss of 514 million pesos from the first-quarter exchange rate appreciation of 0.1700 pesos per dollar, offset by the 6.675 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.93 pesos per dollar) and iii) recognition of a gain in the monetary position of 717 million pesos in 2007, effect that is not presented in 2008.

Majority net income: Majority net income in the first quarter totaled 5.574 billion pesos, 39.6% lower than the same period of the previous year. Earnings per share were 29 Mexican cents, a year-over-year decrease of 23.7%, and earnings per ADR were 55 US cents, a decrease of 17.9% compared with the same period of 2007.

Investments: In the quarter, capital expenditures (capex) were the equivalent of 108 million dollars, of which 72.5% was used for growth projects in the voice, data and transport infrastructure and 27.5% for operational support projects and operating needs.

Debt: Gross total debt at March 31 was the equivalent of 8.625 billion dollars, of which 13.1% is short-term and 86.9% is long-term. Of the total debt, 78.2% is in foreign currency and 45.1% has fixed rates. The foreign currency proportion converts to 72.0% if 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rate of 8.145% and 4.47%, respectively, are included. Total net debt (3) increased during the last twelve months the equivalent of 752 million dollars, totaling 7.957 billion dollars.

Repurchase of shares: During the first quarter, the company used 4.693 billion pesos to repurchase 249 million 777 thousand of its own shares.

Income Statements
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%
		1Q2008		1Q2007	Inc.
Revenues
Local	Ps.	12,693	Ps.	14,010	(9.4)
Domestic long distance		4,144		4,364	(5.0)
International long distance		2,095		2,461	(14.9)
Interconnection		4,791		5,557	(13.8)
Corporate networks		2,987		2,712	10.1
Internet		2,920		2,693	8.4
Others		1,492		1,146	30.2
Total		31,122		32,943	(5.5)

Costs and Expenses
Cost of sales and services		7,839		7,662	2.3
Commercial, administrative and general		4,731		4,619	2.4
Transport and interconnection		3,401		4,249	(20.0)
Depreciation and amortization		4,521		4,571	(1.1)
Total		20,492		21,101	(2.9)

Operating income		10,630		11,842	(10.2)

Employee profit sharing, net		467		864	(45.9)

Other (revenues) and expenses, net		(66)		(257)	(74.3)

Comprehensive financing cost
Interest, net		2,053		1,326	54.8
Exchange loss (gain), net		514		406	26.6
Monetary gain, net		-		(717)	NA
Total		2,567		1,015	152.9

Equity interest in net (loss) income of affiliates		11		9	22.2

Income before income tax		7,673		10,229	(25.0)

Income tax		2,100		2,628	(20.1)

Income before minority interest		5,573		7,601	(26.7)

Minority interest, net		1		0	NA

Majority income from continuing operations	Ps.	5,574	Ps.	7,601	(26.7)
Majority income from discontunued operations, net of income tax
and employee profit sharing		0		1,622	NA

Majority net income	Ps.	5,574	Ps.	9,223	(39.6)

EBITDA (1)	Ps.	15,151	Ps.	16,413	(7.7)

EBITDA margin (%)		48.7		49.8	(1.1)
Operating margin (%)		34.2		35.9	(1.7)

Peso vs dollar exchange rate at March 31, 2008: 10.6962

Balance Sheets
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]

		March 31,		March 31,
		2008		2007
Assets
Cash and short-term investments	Ps.	7,141	Ps.	9,140
Other current assets		25,685		28,344
Current assets of discontinued operations		-		37,956
Plant, property and equipment, net		117,500		122,555
Other assets		5,218		4,610
Goodwill		439		448
Projected net asset		14,504		18,788
Non-current assets of discontinued operations		-		74,987
Total assets	Ps.	170,487	Ps.	296,828

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	12,088	Ps.	6,315
Other current liabilities		20,261		21,086
Current liabilities of discontinued operations		-		27,901
Long-term debt		80,167		87,649
Labor obligations		142		238
Deferred taxes		21,297		16,522
Long-term debt of discontinued operations		-		14,763
Total liabilities		133,955		174,474
Stockholders' equity
Majority stockholders' equity		36,489		119,588
Minority interest		43		2,766
Total stockholders' equity		36,532		122,354
Total liabilities and stockholders' equity	Ps.	170,487	Ps.	296,828

Peso vs dollar exchange rate at March 31, 2008: 10.6962

Income Statements at March CONAT
[ million of nominal Mexican pesos ]

	Communities	Communities
	with presence of	without presence of
	competition *	competition *	Total
Revenues
Local	$9,244	$3,449	$12,693
Domestic long distance	3,734	410	4,144
International long distance	1,777	318	2,095
Interconnection	4,150	641	4,791
Corporate networks	2,987	0	2,987
Internet	2,728	192	2,920
Others	1,430	62	1,492
Total revenues	26,050	5,072	31,122

Operating costs and expenses	8,941	3,629	12,570
Interconnection	2,926	475	3,401
Depreciation and amortization	3,019	1,502	4,521
Total	14,886	5,606	20,492

Operating income	$11,164	$(534)	$10,630

EBITDA (1)	$14,183	$968	$15,151

EBITDA margin (%)	54.4	19.1	48.7
Operating margin (%)	42.9	(10.5)	34.2

* Figures are estimated

Mexico Local Service Business
Income Statements
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%
		1Q2008		1Q2007	Inc.
Revenues
Access, rent and measured service	Ps.	12,485	Ps.	13,702	(8.9)
LADA interconnection		943		1,005	(6.2)
Interconnection with operators		378		387	(2.3)
Interconnection with cellular		3,127		3,575	(12.5)
Other		3,468		2,960	17.2
Total		20,401		21,629	(5.7)

Costs and expenses
Cost of sales and services		5,504		5,150	6.9
Commercial, administrative and general		4,265		4,089	4.3
Interconnection		2,108		2,634	(20.0)
Depreciation and amortization		2,881		3,026	(4.8)
Total		14,758		14,899	(0.9)

Operating income	Ps.	5,643	Ps.	6,730	(16.2)

EBITDA (1)	Ps.	8,524	Ps.	9,756	(12.6)

EBITDA margin (%)		41.8		45.1	(3.3)
Operating margin (%)		27.7		31.1	(3.4)

Mexico Long Distance Service Business
Income Statements
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%
		1Q2008		1Q2007	Inc.
Revenues
Domestic long distance	Ps.	4,818	Ps.	5,072	(5.0)
International long distance		2,148	Ps.	2,785	(22.9)
Total		6,966	Ps.	7,857	(11.3)

Costs and expenses
Cost of sales and services		1,445		1,468	(1.6)
Commercial, administrative and general		1,279		1,258	1.7
Interconnection to the local network		1,876		2,248	(16.5)
Depreciation and amortization		541		557	(2.9)
Total		5,141		5,531	(7.1)

Operating income	Ps.	1,825	Ps.	2,326	(21.5)

EBITDA (1)	Ps.	2,366	Ps.	2,883	(17.9)

EBITDA margin (%)		34.0		36.7	(2.7)
Operating margin (%)		26.2		29.6	(3.4)

Prior to the incorporation of TELMEX Internacional, its operations were conducted through subsidiaries of TELMEX. The financial statements for the period ended March 31, 2007, are presented on a combined basis prepared from TELMEX's historical accounting records, and include the historical operations of the entities transferred to TELMEX Internacional by TELMEX in the "escisión" (split-up).

TELMEX Internacional Results

The following financial information of 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos of December 2007, based on an independent operation, according to Mexican Financial Reporting Standards.

Revenues: In the quarter TELMEX Internacional revenues totaled 18.415 billion pesos, an increase of 11.5% compared with the same period of the previous year. This result was due to increases of 32.5% in local service revenues, 32.1% in revenues from the Internet access business, 1.7% in domestic long distance revenues, for the increase in cable TV revenues of 759.7% and 9.9% in other revenues, mainly comprised of Yellow Pages. On the other hand, international long distance revenues decreased 9%. It is important to mention that revenues and costs for Sección Amarilla, or Yellow Pages, are recognized in a deferred manner throughout the year.

Costs and expenses: In the first quarter, costs and expenses totaled 15.957 billion pesos, an increase of 14.4% due to the integration of the cable TV companies in Colombia, higher interconnection costs, mainly in Brazil, and higher operating costs related to the increase in the number of customers, mainly in Brazil, Colombia and Argentina.

EBITDA (1) and operating income: In the first quarter EBITDA (1) totaled 4.689 billion pesos, an increase of 2.6% compared with the same period of 2007. The EBITDA margin was 25.5%. TELMEX Internacional's operating income totaled 2.458 billion pesos, a decrease of 4.5% compared with a year ago, producing a margin of 13.3%.

Majority net income: Majority net income in the quarter totaled 1.937 billion pesos, 3.7% higher than the previous year. Earnings per share in the quarter were 10 Mexican cents, an increase of 11.1% compared with the same period of 2007, and earnings per ADR were 19 US cents, an increase of 26.7% compared with the same period of the previous year.

Income Statements
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%
		1Q2008		1Q2007	Inc.
Revenues
Local	Ps.	2,339	Ps.	1,765	32.5
Domestic long distance		7,083		6,968	1.7
International long distance		862		947	(9.0)
Corporate networks		4,046		3,837	5.4
Internet		1,221		924	32.1
Cable TV		662		77	759.7
Others		2,202		2,003	9.9
Total		18,415		16,521	11.5

Costs and Expenses
Cost of sales and services		2,874		2,120	35.6
Commercial, administrative and general		4,529		4,076	11.1
Transport and interconnection		6,323		5,753	9.9
Depreciation and amortization		2,231		1,999	11.6
Total		15,957		13,948	14.4

Operating income		2,458		2,573	(4.5)

Other (revenues) and expenses, net		0		4	NA

Comprehensive financing cost
Net interest		(61)		209	NA
Exchange loss (gain), net		35		11	218.2
Monetary gain, net		0		(45)	NA
Total		(26)		175	NA

Equity in results of affiliates		325		356	(8.7)

Income before income tax		2,809		2,750	2.1

Income tax		808		795	1.6

Income before equity in minority interest		2,001		1,955	2.4

Minority interest		(64)		(87)	(26.4)

Majority net income	Ps.	1,937	Ps.	1,868	3.7

EBITDA (1)	Ps.	4,689	Ps.	4,572	2.6

EBITDA margin (%)		25.5		27.7	(2.2)
Operating margin (%)		13.3		15.6	(2.3)

Balance Sheets
[ 2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31, 2007 ]

		March 31,		March 31,
		2008		2007
Assets
Cash and short-term investments	Ps.	15,092	Ps.	10,165
Other current assets		21,903		19,984
Plant, property and equipment, net		50,502		46,488
Other assets		15,650		17,385
Goodwill		16,571		11,114
Deferred taxes		6,758		8,811

Total assets	Ps.	126,476	Ps.	113,947

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	3,713	Ps.	4,726
Other current liabilities		20,768		25,805
Long-term debt		11,451		12,115
Labor obligations		2,463		2,648

Total liabilities		38,395		45,294
Stockholders' equity
Majority stockholders' equity		85,365		65,928
Minority interest		2,716		2,725
Total stockholders' equity		88,081		68,653
Total liabilities and stockholders' equity	Ps.	126,476	Ps.	113,947

					%
Brazil Operating Indicators		1Q20078		1Q2007	Inc.

Domestic long distance minutes		3,812		3,572	6.7
(millions)
International long distance minutes		463		483	(4.1)
(millions)
Line equivalents of 64 kbps ( thousands)		3,026		2,313	30.8
Access to local service (thousands)		2,856		2,068	38.1
Net Fone users (thousands)		716		257	179.0

Income Statements Brazil
[ millions of historic Brazilian reais]					%
		1Q20078		1Q2007	Inc.
Revenues
Local (A)	$R	381.2	$R	281.8	35.3
Domestic long distance		1,106.7		1,041.2	6.3
International long distance		122.4		128.0	(4.4)
Corporate networks		452.6		412.1	9.8
Internet		129.1		117.3	10.1
Others		158.8		134.5	18.1
Total		2,350.8		2,114.9	11.2

Costs and Expenses
Cost of sales and services		278.6		260.2	7.1
Commercial, administrative and general		496.1		501.2	(1.0)
Transport and interconnection		947.4		818.6	15.7
Depreciation and amortization		310.4		282.1	10.0
Total		2,032.5		1,862.1	9.2

Equity in results of affiliates		14.8		23.1	(35.9)

Operating income	$R	303.5	$R	229.7	32.1

EBITDA (1)	$R	628.6	$R	534.9	17.5

EBITDA margin (%)		26.7		25.3	1.4
Operating margin (%)		12.9		10.9	2.0

* Higher than 1,000%
(A) Includes Interconnection

LATAM
Argentina
			%
	1Q2008	1Q2007	Inc.
(millions of Argentinean pesos)

Revenues	$121.8	$87.3	39.5
EBITDA	20.5	17.0	20.6
EBITDA margin (%)	16.8	19.5	(2.7)
Operating Income	(4.4)	1.2	NA
Operating margin (%)	(3.6)	1.4	NA

Colombia
			%
	1Q2008	1Q2007	Inc.
(millions of Colombian pesos )

Revenues	$201,912.5	$59,827.7	237.5
EBITDA	35,444.2	23,039.1	53.8
EBITDA margin (%)	17.6	38.5	(20.9)
Operating Income	7,608.6	12,563.4	(39.4)
Operating margin (%)	3.8	21.0	(17.2)

Chile
			%
	1Q2008	1Q2007	Inc.
(millions of Chilean pesos )

Revenues	$23,680.6	$18,432.8	28.5
EBITDA	1,947.2	2,328.2	(16.4)
EBITDA margin (%)	8.2	12.6	(4.4)
Operating Income	(3,213.7)	(1,155.4)	NA
Operating margin (%)	(13.6)	(6.3)	NA

Peru
			%
	1Q2008	1Q2007	Inc.
(millions of New Soles)

Revenues	$69.3	$56.3	23.1
EBITDA	10.7	14.4	(25.7)
EBITDA margin (%)	15.4	25.6	(10.2)
Operating Income	(5.6)	0.9	NA
Operating margin (%)	(8.1)	1.6	NA

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of TELMEX Internacional.

Brazil

The first-quarter results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 41% of total revenues due to commercial strategies that have allowed the business to increase line equivalents and local service access 30.8% and 38.1%, respectively, compared with last year's first quarter.

Aditionally, at March 31, 2008, Net Fone (triple play), offered though Net Serviços, served 718 thousand customers. This service is still an important growth opportunity, since Net's network currently passes approximately 9.1 million homes and more than 72.8% of its network is bi-directional and serves close to 2.6 million pay TV users and 1.6 million broadband Internet users.

Revenues: In the first quarter, revenues totaled 2.4 billion reais, 11.2% higher than the same quarter of the previous year. Higher revenues were mainly due to the 35.3% increase in local service revenues, 9.9% in corporate networks and Internet access and 6.3% in domestic long distance. International long distance services decreased 4.4%

Local: In the first quarter, local revenues reached 381 million reais, 35.3% higher than the same period of 2007 due to the 38.1% increase in local service customers.

Domestic long distance: Domestic long distance revenues totaled 1.107 billion reais, 6.3% higher than the first quarter of 2007 due to the 6.7% increase in traffic volume and the 0.4% decrease in average revenue per minute.

International long distance: In the quarter, international long distance revenues totaled 122 million reais, 4.4% lower than the same period of 2007, because traffic decreased 4.1%.

Corporate networks and Internet: In the first quarter, revenues from data and Internet access services totaled 582 million reais, 9.9% higher than the first quarter of 2007, due to the 31.8% increase in line equivalents for data transmission and the increase of 29.9% in Internet access services, which partially offset the reduction of unit prices of these services.

Costs and expenses: Costs and expenses were 2.033 billion reais in the quarter, an increase of 9.2% from the 2007 period, due to higher interconnection costs and higher costs of telephone handsets related to growth in local services, partially offset by the rationalization of resource use.

EBITDA (1) and operating income: EBITDA (1) totaled 628.6 million reais in the first quarter, an increase of 17.5% compared with last year's first quarter, producing a margin of 26.7%. Operating income totaled 303.5 million reais in the quarter, producing a margin of 12.9%.

Colombia

At March 31, the cable TV companies' combined network passed through more than 4.1 million households and was 30.4% bi-directional. These capabilities that represent an important opportunity to drive penetration of triple play services, which ended the quarter with 124 thousand customers.

In 2008, strategies for the voice and data businesses will continue to be focused on growing the data business in the corporate and small and medium-sized segments. These strategies were reflected in the first quarter's 68.4% increase in line equivalents compared with a year ago.

In the first quarter, revenues totaled 201.913 billion Colombian pesos, 237.5% higher than the same period of 2007. Higher revenues were mainly due to expanded relationships with several corporate customers and the integration of the cable TV companies, which contributed 148.008 billion Colombian pesos to first-quarter results.

Total costs and expenses increased 311% compared with last year's first quarter, totaling 194.304 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 142.066 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. In the quarter operating income totaled 7.609 billion Colombian pesos compared with operating income of 12.563 billion Colombian pesos in the year-ago first quarter, mainly due to higher depreciation charges related to the update of the cable TV companies network. In the first quarter, EBITDA (1) increased 53.8% to 35.444 billion Colombian pesos with a margin of 17.6%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 121.8 million Argentinean pesos, an increase of 39.5% compared with the same period of the previous year, due to increases in revenues local services, interconnection and the corporate and Internet businesses of 31.3%, 29.9%, and 55.6%, respectively.

Operating costs and expenses totaled 126.2 million Argentinean pesos in the quarter, an increase of 46.6% due to higher personnel expenses for the integration of Ertach, acquired in 2007; to the increase in advertising expenses to drive new products, and to higher costs related to network maintenance due to growth in local services.

In the quarter, EBITDA (1) totaled 20.5 million Argentinean pesos, an increase of 20.6% compared with the same period of 2007, producing a margin of 16.8%. The operating loss was 4.4 million Argentinean pesos in the quarter compared with operating income of 1.2 million Argentinean pesos in the same period of the previous year.

Chile

Revenues from the operations in Chile reached 23.681 billion Chilean pesos, 28.5% more than the first quarter of 2007 due to the incorporation of revenues from satellite TV services, which totaled 4.381 billion Chilean pesos. Revenues from the corporate networks and Internet access businesses rose 9.3%, while local services revenues increased 34.8%. Long distance revenues decreased 19%, reflecting a declining market due to migration to mobile services and private networks.

In the first quarter, total costs and expenses were 26.894 billion Chilean pesos, an increase of 37.3% compared with the same period of the previous year. Costs of sales and services increased 37.4% mainly due to higher network maintenance costs related to growth in local services and to integration of the satellite TV company. Commercial, administrative and general expenses increased 44.6% due to higher advertising expenses and commissions to drive the sale of multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 3.214 billion Chilean pesos compared with an operating loss of 1.155 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 1.947 billion Chilean pesos, producing a margin 8.2%.

Peru

In the first quarter, revenues totaled 69.3 million New Soles, 23.1% higher than the same period of the previous year, due to the incorporation of Cable TV revenues. The data business, which represents 39.4% of total revenues, increased 36.5%. In the quarter, voice business revenues increased 1.5% compared with the same period of 2007. An 8.4% increase in local revenues helped offset the decrease in interconnection revenues with other operators.

In the first quarter, costs and expenses increased 35.2%, reflecting increases of 57.8% in costs of sales and services and 15.2% in transport and interconnection costs due to the integration of the cable TV business. EBITDA (1) totaled 10.7 million New Soles, producing a margin of 15.4%.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 22, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Telmex Press Release: First Quarter 2008.